Exhibit 99.1

17 Education & Technology Group Inc. Announces First Quarter

2025 Unaudited Financial Results

BEIJING, China, June 11, 2025 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the first quarter of 2025.

First Quarter 2025 Highlights1

•
Net revenues were RMB21.7 million (US$3.0 million), compared with net revenues of RMB25.5 million in the first quarter of 2024.
•
Gross margin was 36.2%, compared with 38.4% in the first quarter of 2024.
•
Net loss was RMB30.9 million (US$4.3 million), compared with net loss of RMB56.1 million in the first quarter of 2024.
•
Net loss as a percentage of net revenues was negative 142.8% in the first quarter of 2025, compared with negative 219.9% in the first quarter of 2024.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB8.5 million (US$1.2 million), was RMB22.4 million (US$3.1 million), compared with adjusted net loss (non-GAAP) of RMB42.7 million in the first quarter of 2024.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 103.4% in the first quarter of 2025, compared with negative 167.4% adjusted net loss (non-GAAP) as a percentage of net revenues in the first quarter of 2024.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net loss represents net loss excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “We are pleased to report a strong performance in the first quarter of 2025. This quarter has marked significant progress and innovation, particularly with the successful trial and implementation of our AI-powered product upgrades, facilitating teaching and learning efficiency by delivering intelligent, adaptive solutions that enhance daily instructional decision-making, providing personalized learning experiences for students.”

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “In the first quarter of 2025, we have seen a strong growth in both new contract acquisitions and the expansion of our existing customer base. Our SaaS subscriptions have risen as more schools and educational organizations recognize the value of our AI-powered solutions. As we improved operating efficiency, the operating expenses reduced by 42.6% compared to the same quarter last year, resulting in a 44.8% reduction in net loss on a GAAP basis. Looking ahead, we will remain vigilant in monitoring our financial performance and making strategic decisions to ensure the long-term success and sustainability of our development.”

First Quarter 2025 Unaudited Financial Results

Net Revenues

Net revenues for the first quarter of 2025 were RMB21.7 million (US$3.0 million), representing a year-over-year decrease of 15.0% from RMB25.5 million in the first quarter of 2024. This was mainly due to the reduction in net revenues from district-level projects as we prioritize our resources on school-based projects and an increasing number of contracts under SaaS subscription model which requires longer period of revenue recognition.

Cost of Revenues

Cost of revenues for the first quarter of 2025 was RMB13.8 million (US$1.9 million), representing a year-over-year decrease of 11.9% from RMB15.7 million in the first quarter of 2024, which was largely in line with the decrease of net revenues during the quarter.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2025 was RMB7.8 million (US$1.1 million), compared with RMB9.8 million in the first quarter of 2024.

Gross margin for the first quarter of 2025 was 36.2%, compared with 38.4% in the first quarter of 2024.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended March 31,
	2024		2025			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	18,787	73.7%	13,013	1,793	60.1%	-30.7%
Research and development expenses	19,081	74.8%	12,592	1,735	58.1%	-34.0%
General and administrative expenses	34,845	136.6%	16,101	2,219	74.3%	-53.8%
Total operating expenses	72,713	285.1%	41,706	5,747	192.5%	-42.6%

Total operating expenses for the first quarter of 2025 were RMB41.7 million (US$5.7 million), including RMB8.5 million (US$1.2 million) of share-based compensation expenses, representing a year-over-year decrease of 42.6% from RMB72.7 million in the first quarter of 2024.

Sales and marketing expenses for the first quarter of 2025 were RMB13.0 million (US$1.8 million), including RMB2.1 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year decrease of 30.7% from RMB18.8 million in the first quarter of 2024. This was mainly due to efficiency improvements in marketing and sales work force and expenses compared with the same period last year.

Research and development expenses for the first quarter of 2025 were RMB12.6 million (US$1.7 million), including RMB2.4 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year decrease of 34.0% from RMB19.1 million in the first quarter of 2024. The decrease was primarily due to the decrease in the share-based compensation and efficiency improvements in our research and development work force and expenses compared with the same period last year.

General and administrative expenses for the first quarter of 2025 were RMB16.1 million (US$2.2 million), including RMB4.1 million (US$0.6 million) of share-based compensation expenses, representing a year-over-year decrease of 53.8% from RMB34.8 million in the first quarter of 2024. The increase was primarily due to the decrease in the share-based compensation and staff optimization in line with business adjustment.

Loss from Operations

Loss from operations for the first quarter of 2025 was RMB33.9 million (US$4.7 million), compared with RMB62.9 million in the first quarter of 2024. Loss from operations as a percentage of net revenues for the first quarter of 2025 was negative 156.3%, compared with negative 246.7% in the first quarter of 2024.

Net Loss

Net loss for the first quarter of 2025 was RMB30.9 million (US$4.3 million), compared with net loss of RMB56.1 million in the first quarter of 2024. Net loss as a percentage of net revenues was negative 142.8% in the first quarter of 2025, compared with negative 219.9% in the first quarter of 2024.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the first quarter of 2025 was RMB22.4 million (US$3.1 million), compared with adjusted net loss (non-GAAP) of RMB42.7 million in the first quarter of 2024. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 103.4% in the first quarter of 2025, compared with negative 167.4% of adjusted net loss (non-GAAP) as a percentage of net revenues in the first quarter of 2024.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents, restricted cash and term deposit were RMB333.3 million (US$45.9 million) as of March 31, 2025, compared with RMB359.3 million as of December 31, 2024.

Conference Call Information

The Company will hold a conference call on Tuesday, June 10, 2025 at 9:00 p.m. U.S. Eastern Time (Wednesday, June 11, 2025 at 9:00 a.m. Beijing time) to discuss the financial results for the first quarter of 2025.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register-conf.media-server.com/register/BI277db22a8da04943b6fd8d3d4d73eb43.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net loss as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2567 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2025, or at any other rate.

Changes in Board and Management

The Company announced that Mr. Jiawei Gan has retired as an independent director of the board of directors of the Company (the “Board”), and Mr. Gui Jia has been appointed as an independent director and a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board, both effective immediately.

Mr. Gui Jia has over 14 years of experience in fintech and education industries. Since 2016, he has served as co-founder and chief operating officer of Hunan Niutoubang Technology Co., Ltd. (“NewBanker”), a digital wealth management solutions provider. From 2014 to 2016, Mr. Jia served as executive assistant to the chief executive officer of Credit Ease Wealth Management (Beijing) Co., Ltd., a wealth management firm headquartered in Beijing, China. From 2009 to 2013, Mr. Jia held multiple managerial positions in education technology companies such as New Oriental Education and Technology Inc. (NYSE: EDU). Mr. Jia received his bachelor’s degree in applied physics in 2007 and his master’s degree in condensed matter physics in 2009, both from University of Science and Technology Beijing.

The Company further announced that Mr. Michael Chao Du has resigned as a director and Chief Financial Officer. Ms. Sishi Zhou has been appointed as the Acting Chief Financial Officer of the Company, effective immediately.

Ms. Sishi Zhou joined the Company in December 2020, and has served as the Company’s Finance Director since June 2022, responsible for overall financial operations including financial reporting, business analysis, budgeting, compliance, treasury and taxation. She has also led the strategy department of the Company to manage strategic planning, execute key corporate initiatives and incorporate financial analysis and resource planning. Prior to joining the Company, Ms. Zhou held multiple advisory positions in strategic finance at Shell plc (China), and served as Senior Finance Manager in multiple organizations as well as Senior Auditor at PwC Zhong Tian CPAs LLP. Ms. Zhou received her dual bachelor’s degrees in accounting and law from Tsinghua University in 2011 and her MBA from Peking University’s Guanghua School of Management in 2023.

Mr. Andy Chang Liu, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to welcome Mr. Gui Jia and Ms. Sishi Zhou to our leadership team. Mr. Jia’s profound fintech experience and Ms. Zhou’s financial stewardship will be instrumental as we drive forward our next phase of strategic development. We also express our sincere gratitude to both Mr. Michael Chao Du and Mr. Jiawei Gan for their contributions during their tenure with the Company.”

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	234,144	270,406	37,263
Restricted cash	49	49	7
Term deposits	125,108	62,854	8,662
Accounts receivable	67,097	60,160	8,290
Prepaid expenses and other current assets	82,513	82,407	11,356
Total current assets	508,911	475,876	65,578
Non-current assets
Property and equipment, net	26,410	27,362	3,771
Right-of-use assets	11,768	12,529	1,727
Other non-current assets	2,428	2,417	333
TOTAL ASSETS	549,517	518,184	71,409
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	104,422	100,795	13,890
Deferred revenue and customer advances, current	40,397	36,851	5,078
Operating lease liabilities, current	6,798	5,772	795
Total current liabilities	151,617	143,418	19,763

	As of December 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	4,261	6,050	834
TOTAL LIABILITIES	155,878	149,468	20,597
SHAREHOLDERS' EQUITY
Class A ordinary shares	241	243	33
Class B ordinary shares	81	81	11
Treasury stock	(34)	(36)	(5)
Additional paid-in capital	11,070,615	11,078,177	1,526,614
Accumulated other comprehensive income	86,410	84,869	11,695
Accumulated deficit	(10,763,674)	(10,794,618)	(1,487,536)
TOTAL SHAREHOLDERS' EQUITY	393,639	368,716	50,812
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	549,517	518,184	71,409

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	25,501	21,668	2,986
Cost of revenues	(15,699)	(13,835)	(1,907)
Gross profit	9,802	7,833	1,079
Operating expenses (Note 1)
Sales and marketing expenses	(18,787)	(13,013)	(1,793)
Research and development expenses	(19,081)	(12,592)	(1,735)
General and administrative expenses	(34,845)	(16,101)	(2,219)
Total operating expenses	(72,713)	(41,706)	(5,747)
Loss from operations	(62,911)	(33,873)	(4,668)
Interest income	5,137	2,676	369
Foreign currency exchange gain (loss)	160	(67)	(9)
Other income, net	1,537	320	44
Loss before provision for income tax and loss from equity method investments	(56,077)	(30,944)	(4,264)
Income tax expenses	—	—	—
Net loss	(56,077)	(30,944)	(4,264)
Net loss available to ordinary shareholders of 17	(56,077)	(30,944)	(4,264)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.14)	(0.07)	(0.01)
Net loss per ADS (Note 2)
Basic and diluted	(7.00)	(3.50)	(0.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	387,566,725	462,312,173	462,312,173

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	2,026	2,093	288
Research and development expenses	3,780	2,397	330
General and administrative expenses	7,582	4,056	559
Total	13,388	8,546	1,177

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Net Loss	(56,077)	(30,944)	(4,264)
Share-based compensation	13,388	8,546	1,177
Income tax effect	—	—	—
Adjusted net loss	(42,689)	(22,398)	(3,087)